Mail Stop 3561

February 24, 2006

Mr. Geoffrey P. Jurick
Chairman of the Board, Chief
     Executive Officer and President
Emerson Radio Corp.
Nine Entin Road
Parsipanny, NJ 07054

      Re: Emerson Radio Corp.
              Form 10-K for Fiscal Year Ended March 31, 2005
              Filed June 29, 2005
              Form 10-Q for Fiscal Quarter Ended December 31, 2005
              Filed February 15, 2006
              File No. 1-07731

Dear Mr. Jurick:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2005
Front Cover

1.   Your commission file number is 001-07731 and not 0-25226. Please revise in
       future filings.

Item 8. Financial Statements and Supplementary Data, page 50
Consolidated Statements of Operations, page 53

2.   Please advise or revise your future filings to present interest expense on a gross
       basis rather than a net basis on the face of the statement of operations or provide
       similar disclosure in the notes to the financial statements.

3.   Expense related to share based payments is required to be disclosed in the same
       line or lines as cash compensation paid to employees. You are permitted to
       disclose the amount of expense related to share based payment arrangements in an
       accompanying disclosure but not permitted to disclose the expense in 1 line in the
       statement of operations. See SAB Topic 7.F. Please advise or revise all
       presentations for your results of operations to combine share based and cash
       compensation arrangements in your future filings.

Consolidated Balance Sheets, page 54

4.   Please specifically tell us the terms and nature of the cash securing bank loans
       arrangement. Tell us if this cash is legally restricted for general business
       purposes and, if so, why it is not characterized as restricted and presented as a
       non-current asset. We note you disclose cash securing bank loans in notes 1 and
       6. In future filings, please expand the current disclosure in your financial
       statements notes and liquidity discussion in MD&A to include the required
       disclosures for this arrangement, as applicable. See Rule 5-02.1 of Regulation S-
       X and SAB Topic 6.H. In your response please show us what your revised
       disclosures will look like.

Consolidated Statements of Changes in Stockholders' Equity, page 55

5.   Please tell us the amount of the accumulated translation adjustment recorded in
       your financial statements as of March 31, 2005, 2004 and 2003 and why it does
       not appear as a separate component of stockholders' equity or in the notes to your
       financial statements. We refer to your policy note on page 60. Also tell us why
       the effect of the exchange rate changes on cash is not separately presented in your
       consolidated statements of cash flows and where these effects are recorded in
       both statements.

Note 1 – Significant Accounting Policies, page 57
Concentrations of Credit Risk, page 58

6.   Please tell us how the disclosed allowance amounts reconcile to the allowance amounts parenthetically disclosed in your balance sheets. Also, please tell us how the reference to Note 14 Business Segment is applicable to your discussion.

Note 3 – Related Party Transactions, page

7.   We note your disclosure that the related party transactions are carried out at what is believed to be arms length. Tell us your basis for this statement.

Form 10-Q for Fiscal Quarter Ended December 31, 2005
Item 1. Financial Statements, Page 2
Consolidated Statements of Cash Flows, page 4

8.   SFAS No. 95 does not require you to separate cash flows from discontinued operations. However, if you choose to report separately cash flows from discontinued operations you are required to report these cash flows consistently for each reporting period either separately within each category or each category presented separately from cash flows from continuing operations. Please revise this in future filings and include disclosure to highlight these changes. See footnote 10 of SFAS No. 95.   Also, please confirm with us that there are no cash flows attributable to discontinued operations in your first fiscal quarter.

        As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding the comment on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief